SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item

1	Material fact dated October 3, 2014.

MATERIAL FACT

Further to the notification of Material Facts no. 64179, published on 17th February 2006, no. 171949, published on 3rd August 2012, no. 177432, published on 19th November 2012 and no. 194069, published on 17th October 2013, concerning an agreement reached among certain shareholders, Banco Santander hereby announces that it has been formally advised that the Presidency of such Syndicate is now held by Mr. Francisco Javier Botín-Sanz de Sautuola y O’Shea, the new Chairman of the Botín Foundation Trust. Likewise, the information given in due course with respect to the list of shares contained in the syndicate is hereby updated, being as stated below as of this date:

Shares included in the syndication

The syndication involves a total of 79,491,112 shares of the Bank (0.663% of its share capital) as per the following breakdown:

Inheritance (not yet vested) of Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	6,552,426
Ms. Ana Patricia Botín-Sanz de Sautuola O’Shea (1)	13,154,682
Mr. Emilio Botín-Sanz de Sautuola O’Shea (2)	16,873,709
Mr. Francisco Javier Botín-Sanz de Sautuola O’Shea (3)	16,286,265
Ms. Paloma Botín-Sanz de Sautuola O’Shea (4)	7,835,293
Ms. Carmen Botín-Sanz de Sautuola O’Shea	8,635,814
PUENTEPUMAR, S.L.	0
LATIMER INVERSIONES, S.L. (5)	553,508
CRONJE, S.L., Unipersonal	4,024,136
NUEVA AZIL, S.L.	5,575,279
TOTAL	79,491,112

(1)	Indirectly 7,971,625 BS shares through Bafimar, S.L.
(2)	Indirectly 7,800,332 BS shares through Puente San Miguel, S.L.U.
(3)	Indirectly 4,652,747 BS shares through Inversiones Zulú, S.L. and 6,794,391 shares through Agropecuaria El Castaño, S.L.U.
(4)	Indirectly 6,628,291 BS shares through Bright Sky 2012, S.L.
(5)	The bare ownership of 553,508 shares corresponds to the Botín Foundation, but the voting rights are assigned to Latimer Inversiones, S.L. as their beneficial owner.

In all other aspects, the aforementioned syndication agreement remains unaltered.

Boadilla del Monte (Madrid), 3rd October 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: October 3, 2014	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President